United States securities and exchange commission logo





                            August 7, 2023

       Konstantinos Galanakis
       Chief Executive Officer and Chief Financial Officer
       Elvictor Group, Inc.
       Vassileos Constantinou 79
       Vari, Attiki, Greece 16672

                                                        Re: Elvictor Group,
Inc.
                                                            Amendment No. 1 to
Form 10-K for Fiscal Year Ended December 31, 2022
                                                            File No. 000-56508

       Dear Konstantinos Galanakis:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures, page 1

   1. We note your response and related amended Form 10-K to our comment 1 and we reissue our comment in part.
Please revise your report of management on the internal control over financial
reporting to include a statement identifying the framework used by management to evaluate
the effectiveness of the internal control over financial reporting
                                                        [e.g. framework set
forth by the Committee of Sponsoring Organizations of the Treadway
                                                        Commission in Internal
Control   Integrated Framework (the 2013 framework)]. Refer to
                                                        Item 308(a)(2) of
Regulation S-K.
 Konstantinos Galanakis
FirstName   LastNameKonstantinos  Galanakis
Elvictor Group, Inc.
Comapany
August      NameElvictor Group, Inc.
        7, 2023
August
Page 2 7, 2023 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services